Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 22, 2008

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 22, 2008

iPath®

iPath Exchange Traded Notes

iPath® EUR/USD Exchange Rate ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. The iPath® EUR/USD Exchange Rate ETN isdesigned to provide investors with cost-effective exposure to the euro/U.S. dollar exchange rate (the “Index”). Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or at early redemption¹, based on the performance of the Index, less investor fees.

NOTE DETAILS CUMULATIVE INDEX RETURNS

Ticker ERO

100%

Intraday indicative value ticker ERO.IV

Bloomberg index ticker EURUSD WMCO 75%

CUSIP 06739F184

Primary exchange NYSE Arca 50% PERCENTAGE CHANGE

Yearly fee 0.40%2

25%

Inception date 05/08/07 Maturity date 05/14/37

0%

Index EUR/USD Exchange Rate Deposit rate EONIA-25 bps3

-25%

2000 2001 2002 2003 2004 2005 2006 2007 2008

Sources: BGI, Reuters 1/99-12/17/08, Bloomberg 12/18/08-current (based on daily returns).

ISSUER DETAILS

Index returns are for illustrative purposes only and do not represent actual iPath ETN Barclays Bank PLC long-term, unsecured obligations* performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly S&P rating AA- in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

Moody’s rating Aa1

Index returns are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath of the index.

ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX CORRELATIONS

EUR/USD Exchange Rate 1.00 S&P 500 Index 0.13 Lehman Brothers U.S. Aggregate Index 0.13 MSCI EAFE Index 0.39 S&P GSCI™ Total Return Index 0.31

Sources: S&P, Dow Jones and AIG Financial Products Corp., Lehman Brothers, MSCI Inc., Bloomberg, BGI (09/03 - 09/08), based on monthly returns.

¹ Investors may redeem at least 50,000 units of the iPath® EUR/USD Exchange Rate ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

² The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the currency component on that day times the accumulation component on that day.

The accumulation component will be calculated on a daily basis in the following manner: The accumulation component on the inception date will equal one. On each subsequent business day until maturity or early redemption, the accumulation component will equal (1) the accumulation component on the immediately preceding business day times (2) the sum of one plus the product of the deposit rate times the relevant daycount fraction. The daycount fraction on any business day will be the number of calendar days that have elapsed since the immediately preceding business day divided by 365.

³ For the iPath® EUR/USD Exchange Rate ETN, the deposit rate on any given day will be equal to the European Overnight Index Average, as reported on Reuters page EONIA or any successor page on the immediately preceding business day (the “EONIA”), minus 0.25%. The deposit rate is intended to represent the actual rate that would be paid by a bank on an overnight deposit of euros.

iPath® EUR/USD Exchange Rate ETN

The EUR/USD exchange rate is a foreign exchange spot rate that measures the relative values of two currencies, the euro and the U.S. dollar. When the euro appreciates relative to the U.S. dollar, the EUR/USD exchange rate (and the value of the Securities) increases; when the euro depreciates relative to the U.S. dollar, the EUR/USD exchange rate (and the value of the Securities) decreases. The EUR/USD exchange rate is expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one euro in the interbank market for settlement in two days. Effective December 18, 2008 the EUR/USD exchange rate will be the rate reported each day on Bloomberg screen EURUSD WMCO Curncy <GO> at approximately 4:00 pm, London time, or any successor page.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 9/30/08)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED*
EUR/USD Exchange Rate	3.76	9.05	6.68	8.05
S&P 500 Index	-21.98	0.22	5.17	10.35
Lehman Brothers U.S. Aggregate Index	3.65	4.15	3.78	3.09
MSCI EAFE Index	-30.50	1.12	9.69	13.73
S&P GSCI™ Total Return Index	12.72	0.29	13.27	22.94

* Based on monthly returns for 09/03 - 09/08. Sources: S&P, Dow Jones, AIG-FP, Lehman Brothers, MSCI Inc., Bloomberg, BGI.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. ("BGINA"), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. ("BCI") are affiliates of Barclays Bank PLC.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

BCY M-003-09008

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6172-iP-0608

Not FDIC Insured • No Bank Guarantee • May Lose Value

BARCLAYS

FIND YOUR iPATH 1-877-76-iPATH www.iPathETN.com

iPath®